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                                        FILED BY TELECOMMUNICATION SYSTEMS, INC.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                                 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                            SUBJECT COMPANY: XYPOINT CORPORATION
                                                    COMMISSION FILE NO.: 0-30821

[TELECOMMUNICATION SYSTEMS LOGO]


COMPANY CONTACT:                                     INVESTOR CONTACT:
Lisa Nolan                                           Doug Poretz
Director -- Media Relations                          Qorvis Communications, LLC
TeleCommunication Systems, Inc.                      Investor Relations
410-295-1882                                         703-744-7800
nolanl@telecomsys.com                                doug@poretz.com



               TELECOMMUNICATION SYSTEMS, INC. MOVES CLOSER TOWARD
                             ACQUISITION OF XYPOINT

                SEC DECLARES S-4 REGISTRATION STATEMENT EFFECTIVE


ANNAPOLIS, MD -- January 5, 2001 -- TeleCommunication Systems, Inc. (Nasdaq:
TSYS), a leading developer of wireless messaging software and data solutions, announced today that the Securities and Exchange Commission (SEC) has declared the company's recently filed Form S-4 registration statement is now effective. The filing registers 4,300,000 shares of TCS Class A Common Stock in connection with its previously announced proposed acquisition of Xypoint Corporation, a privately held company based in Seattle, Washington.

In the last month, the company has cleared two key milestones regarding the acquisition of Xypoint by TeleCommunication Systems, Inc. (TCS). Specifically, the Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period, clearing the way for the proposed acquisition to proceed. In addition, the SEC declared the Form S-4 registration statement effective.

"Our excitement surrounding the anticipated immediate synergies between the two companies, through the integration of existing products and services, continues to grow and we are confident of our ability to aggressively maximize those benefits. The recent actions move us a step closer to becoming a powerful leader in the location-based wireless messaging industry." said Maurice B. Tose, Chairman and CEO of TCS.

As a combined entity, it is expected that Xypoint and TCS will serve more than 7 million subscribers and 27 wireless carriers including Verizon Wireless, Voicestream, and Vodaphone. The acquisition of Xypoint is expected to accelerate the ability of TCS to provide its wireless carrier and enterprise customers a suite of intelligent messaging products and services including high-growth SMS messaging applications, Internet gateways and instant messaging enhanced with location, privacy and presence.

"Having completed the regulatory review process and with over 50% of Xypoint shareholders endorsing the agreement, we are moving with speed to closing and transition. Both management teams have collaborated to identify and execute first on the key value drivers of this transaction in order to capture shareholder value," said Donald Hubbard, Senior Vice President for Corporate Development at TCS.

                                     -more-
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TeleCommunication Systems Moves Closer to Acquisition of Xypoint, Page 2


The offering of the Class A Common Stock will be made only by means of a prospectus. The prospectus relating to the Class A Common Stock is available from TeleCommunication Systems, Inc., 275 West Street, Annapolis, Maryland 21401 at (410) 263-7616, attention: Thomas M. Brandt.


A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


ABOUT TELECOMMUNICATION SYSTEMS, INC.


TeleCommunication Systems, Inc. of Annapolis, Maryland, is a leading developer of network applications that enable the delivery of Internet content, short messages and enhanced data communication services to a wide variety of wireless devices, including phones, two-way pagers and personal digital assistants. TCS short message service technology is capable of supporting multiple wireless carrier protocols from a single platform. Other enhanced carrier infrastructure products from TCS include Prepaid Wireless, Prepaid Messaging, and Over-the-Air Provisioning. TCS professional services include development of custom software applications and communication engineering. Visit the web site at www.telecomsys.com.


ABOUT XYPOINT


Xypoint hosts a leading software and network services platform for wireless location and commerce. Xypoint enables content providers, merchants and corporations to provide their customers and employees the ability to access and act upon relevant information via any wireless device. Since its founding in 1996, the company has pioneered the field of "location technology" vital to E911 service and now generates revenues from more than 5 million subscribers. This year, the company launched Infolink(TM), the first Internet service to work with any digital phone, and Nomad(TM), a wireless e-mail service that allows subscribers to access and respond to e-mail anytime anywhere, on their current digital phone. Consumers can register for Infolink and other Xypoint services at www.webwirelessnow.com. Xypoint serves numerous corporations including Verizon, U.S. Cellular, Cricket Communications and 12 other carriers. Additionally, Xypoint has partnered with Critical Path, Kivera, Nexus, Nessicom, AirFlash, NextBus, Vicinity and GeoVector, along with Paging Network Inc., Metrocall Inc., and WebLinkWireless. For more information about Xypoint, please visit www.xypoint.com.

                                       ###

This announcement contains forward-looking statements within statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities and Exchange Act of 1934, as amended. These statements are based upon TCS' current expectations and assumptions that are subject to a number of risks and uncertainties that would cause actual results to differ materially from those anticipated.

The actual results realized by the Company could differ materially from the statements made herein, depending in particular upon the risks and uncertainties described in the company's filings with the Securities and Exchange Commission, including the risks and uncertainties relating to the ability of the Company to
(i) realize benefits from the merger, (ii) reach profitability as early as anticipated (iii) continue to rely on Lucent Technologies, Inc. to market and sell the Company's network applications and for other relevant support, (iv) continue to rely on Verizon Wireless for e-911 revenue, (v) adapt and integrate new technologies into its products, (vi) expand its business offerings in the new wireless data industry, (vii) capitalize on opportunities in the marketplace


                                     -more-
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TeleCommunication Systems Moves Closer to Acquisition of Xypoint, Page 3


and the Company's future financial results (viii) develop software without any errors or defects, (ix) implement its sales and marketing strategies, (x) close the merger without a significant number of Xypoint shareholders exercising dissenters' rights. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise the information in this press release, whether as a result of new information, future events or circumstances, or otherwise, and (xi) the reduction in the value received by Xypoint shareholders due to a decrease in TCS' trading price.

Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise the information in this press release, whether as a result of new information, future events or circumstances, or otherwise.



                                      ####

TCS has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC"), and the SEC has declared the Registration Statement effective. The Form S-4 contains a proxy statement/prospectus and other documents. The Form S-4 contains important information about TCS, Xypoint, the merger and other related matters. Investors and stockholders should read it carefully, together with the other documents filed with the SEC in connection with the merger. A copy of the merger agreement is attached to the proxy statement / prospectus included in the Form S-4. The Form S-4 and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC's Internet web site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained from TCS, without charge, by directing a request to TCS at 275 West Street, Annapolis, Maryland 21401, Attention: Tom Brandt (410-280-1001).